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June 9, 2010

Mr. Thomas Kluck, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

ARMOUR Residential REIT, Inc.

Amendment No. 1 to Registration Statement on Form S-11

File No. 333-166847

Filed June 1, 2010

Dear Mr. Kluck:

On behalf of ARMOUR Residential REIT, Inc. (the "Company"), we hereby respond to the Commission Staff's limited review comment letter dated June 2, 2010 regarding the Company's Amendment No. 1 to Registration Statement on Form S-11 filed on June 1, 2010 (the "Registration Statement").  Please note that the Company is simultaneously filing Amendment No. 2 to the Registration Statement ("Amendment No. 2") with this response letter.  Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.  For the Staff's convenience, reference in the responses to page numbers are to Amendment No. 2.

General

1.

We note that your initial registration statement became effective on October 13, 2009 and only included financial information as of June 30, 2009. We also note that the next financial statement that was filed was your annual report on Form 10-K for the year ended December 31, 2009. Please refer to Rule 13a-13(a) of the Exchange Act and tell us your basis for not filing a Form 10-Q for the interim period ended September 30, 2009.

Upon the consummation of the merger of the Company with Enterprise Acquisition Corp. ("Enterprise") in November 2009, the Company determined in good faith that it was a "successor issuer" under Rule 12g-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Pursuant to Rule 12g-3, the Company understood that its securities were deemed to be registered under Section 12(b) of the Exchange Act at the time of the merger because the Company's securities were not registered pursuant to Section 12 of the Exchange Act prior to the merger and the Company succeeded to the business of Enterprise in connection with the merger. In this regard, the Company notes that the definition of "succession" in Rule 12b-2 under the Exchange Act, as amended in 2005, specifically references shell company mergers and imposes Section 12 registration on the securities of an acquirer of a shell company without the necessity of filing an Exchange Act registration statement.

On November 6, 2009, Enterprise filed a Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which Form 10-Q contained the financial information relevant to the combined entity because Enterprise was deemed to be the accounting acquirer in the merger. Accordingly, all of the Company’s relevant financial information and other information required by Form 10-Q for the quarter ended September 30, 2009 was reported by the Company.  Were the Company to have filed a Form 10-Q for such period, the information therein would have been substantively identical to what was filed by Enterprise.

Mr. Thomas Kluck

Branch Chief

June 9, 2010

It should be further noted that since the Company provided full disclosure relating to its business in a Registration Statement on Form S-4 in connection with its merger with Enterprise, the succession of the Company to Enterprise under the Exchange Act does not implicate any of the "back-door" registration issues that have concerned the Commission Staff in the past in connection with succession scenarios.

The Company also notes that the NYSE Amex, LLC deemed the Company to be a successor to Enterprise for continued listing purposes and the Company's securities were listed on the NYSE Amex immediately upon consummation of the merger. In fact, the NYSE Amex staff advised the Company that there was no need to file a Form 8-A Registration Statement in order to effect the continued listing of the merged entity's shares.

For these reasons, the Company believes that it is a successor issuer to Enterprise and, accordingly, it is respectfully submitted that the Exchange Act reporting of the Company has been seamless and timely for all reporting periods subsequent to June 30, 2009, the date of the latest financial statements of the Company included in the Company's Registration Statement on Form S-4 related to the merger.

2.

If you do not have a valid basis for not filing the noted Form 10-Q, please tell us how you were able to conclude that your disclosure controls and procedures were effective, as stated in your Form 10-K for fiscal year ended 12/31/2009 and your Form 10-Q for fiscal quarter ended March 31, 2010.

In the light of the fact that the Form 10-Q reporting obligation of the Company referred to in Comment Number 1 above has been met via the succession of the Company to Enterprise's Exchange Act reporting obligation, the Company's disclosure controls and procedures have been continuously effective in management's view. Accordingly, the Company believes its disclosure controls and procedures were effective as reported in the Company’s Exchange Act filings.

Prior Experience of Mr. Zimmer in Managing Agency Securities Portfolios, page 51

3.

Considering you have already acquired assets and have begun operations, it is not clear why you have included the tables on pages 51 — 53. Please explain to us why this disclosure is relevant and appropriate in light of the fact that you have current operations or revise to remove the disclosure.

The Company understands that prior performance data required by Appendix II of Guide 5 is to be included only for the most recent three years, unless further material information is necessary to make statements required by Guide 5 not misleading.  Since Guide 5 requires a narrative description of the sponsor's relevant experience in the last ten years and Mr. Zimmer's experience thus far at the Company is relatively limited, the Company believes that material information relating to Mr. Zimmer's Agency Securities experience at Bimini, included on pages 51-53 of the prospectus, is directly relevant to the Company's business and is material to an investor's evaluation of Mr. Zimmer as part of the Company's management team and that to omit this further information would be material.  Furthermore, the Company believes it is important to present investors with all potential information, negative as well as positive, that could assist in a decision as to whether or not to invest in the Company’s securities. Accordingly, the Company has not revised the disclosure in the Registration Statement in response to this comment.

Mr. Thomas Kluck

Branch Chief

June 9, 2010

ARRM's Management Fees, Expense Reimbursements and Termination Fee, page 63

4.

Please revise to provide a discussion of the management fees and expense reimbursements that have been incurred pursuant to the terms of your management agreement.

Disclosure has been added on pages 63 and 65 of Amendment No. 2 to note that since the merger with Enterprise in November 2009, ARRM has received an aggregate of $131,600.82 in management fees and $0 in expense reimbursements from the Company pursuant to the terms of the management agreement.

Signatures

5.

We note that you have identified Jeffery Zimmer as your principal financial officer. Please revise to also identify the individual that serves as your principal accounting officer or controller.

The signature page of the Amendment No. 2 has been revised to clarify that Jeffrey J. Zimmer is the principal accounting officer of the Company.

In connection with responding to the Staff's comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you regarding Amendment No. 2.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser